September 14, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (917) 777-2896.

William M. Webster, IV
Chief Executive Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, SC 29306

Re:	Advance America, Cash Advance Centers, Inc.
	Form S-1 filed August 13, 2004
	File No. 333-118227


Dear Mr. Webster:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General comments on your filing
1. We note your disclosure on page 23 that your auditors have determined that you had a "significant deficiency" in your financial reporting and controls. Please identify the specific areas that were highlighted by your auditors, the factual scenarios that underpinned the auditors` findings and the timeline of the events that lead up to your auditors` determination and your responses to the finding.
2. It appears that large portions of your Summary, Risk Factors, Management`s Discussion and Analysis, Business section and the notes to financial statements are repeated verbatim in multiple portions of this document. For example, we note that your risk factors discussing your litigation exposure, beginning on page 14, is identical to your discussion of legal proceedings on page 83. Some of the following comments will deal specifically with concerns regarding the content of your disclosure in these various sections. However, the registration statement should avoid duplicative disclosure when possible and instead tailor the disclosure in the various sections to the purpose that each section serves in the overall disclosure framework of the document.
3. We note that, since the beginning of the 2003 fiscal year, you have paid out approximately $173.2 million to your shareholders and plan to distribute out an additional $9.0 million prior to the offering. We also note on page 31 that you attribute these distributions to the need to provide shareholders with cash to meet their tax obligations under Sub-Chapter S. Please supplementally provide the staff with your analysis as to how you determined that these amounts were necessary to meet the tax obligations of your shareholders. We note that your payouts have increase substantially, on an annualized basis, in each of the past two years, outstripping the growth in your net income over the same period. We also note that after the $50 million distribution and the planned $9.0 million distribution, you will have a capital deficiency.
4. To the extent known, please supplementally advise the staff regarding the percentage of the overall offering amount that you expect will be attributed to the company and to the selling shareholders.
5. We note that the over-allotment option will be granted by both the selling shareholders and by the company. How will the underwriter determine which source of additional shares the underwriter will draw from? Will the allocation be pro-rata? Also, please provide your analysis, with a view towards improved disclosure, as to how the company determined that it did not require additional liquidity and therefore chose to allow the selling shareholders to also provide an over-allotment option.
6. Please confirm that Advance America and its subsidiaries are currently in compliance with all covenants under your debt facilities. If you are not able to confirm this statement, please identify the covenant that you have not complied with, identify the reason for the failure to comply, any communication between the lender and Advance America and steps that you have taken to return to compliance.
7. Include an updated consent of the independent auditors in your next amendment.

Summary - page 1
8. As noted above, virtually all of the disclosure in this section appears to be drawn verbatim from disclosure included in the Management`s Discussion and Analysis, Business sections and elsewhere in the document. The summary should contain a brief and balanced discussion of your offering. Revise the summary to comply with the following requirements set forth in the Instruction to paragraph 503(a):
* the summary "should not merely repeat the text of the prospectus;"
?	the summary "should provide a brief overview of the key aspects of the offering;"
?	the summary should "identify" and "highlight" those aspects of the offering that are the "most significant."

Release 33-7497 and Staff Legal Bulleting No. 7A, sample comment 28 specify that the summary should not include a lengthy description of the company`s business and business strategy. Rather than repeat disclosures found in the body of the prospectus, substitute cross-references to those prospectus sections including the specific page numbers where those disclosures begin.
9. Please revise the opening paragraph of this section. A summary, by its very nature will not contain all the information that an investor needs to make an investment decision. Consequently, please eliminate the first sentence of this preamble section.
10. The Summary should provide a balanced discussion of your business, including the risks and challenges that stand between your company and its implementation of its growth plan. In particular, we note that the summary does not discuss the risks presented by your agency lending platform, the legal uncertainties that has forced you to suspend your Georgia operations and the costs associated with your growth plan. Please expand your discussion of your business development and your growth strategies to discuss the challenges that confront those plans and your business in general, in a similar level of detail.
11. In this section, consider briefly discussing the lending process, the funding procedures you use to fund your payday loans, and a discussion of the chief differences between the standard and agency business models.
12. Please clarify how you have determined that you are the largest payday lender in the United States. Is your statement based on dollar volume of loans, number of loans or number of offices?
13. Briefly describe the distributions that you will make prior to the offering and disclose the resulting capital position of the company.

Competitive Strengths - page 3
14. You state on page 4 that you have significant geographic diversification that helps mitigate the risk and possible financial impact of unfavorable changes in state legislation or a particular state`s economic environment. However, this statement seems to contradict your risk factor on page 17, which discloses that for the six months ended June 30, 2004, approximately 42% of your revenues is concentrated in five states. Please revise your filing to address this apparent contradiction.

Summary Consolidated Financial Information - page 8
15. Please revise to clearly label the columns as of and for the six months ended June 30, 2003 as "Unaudited". This comment also applies to the results of operations table on pages 43 and 44.

Risk Factors - page 10
16. We note your preamble to the Risk Factors section. The risk factor section should discuss all risks that may materially affect the company and should avoid mentioning generic risks or risks that are not provided sufficient disclosure. Please revise the preamble to clarify that you have discussed all material risks. Also, please remove the last two sentences, or remove the reference to other or immaterial risks, as the fact that the risks facing a business may change is a risk that ever company faces.
17. Please add a risk factor that discusses the fact that due to the distributions that you have made during 2003 and distributions that you plan to complete prior to the offering, that you will have an accumulated deficit at the time of the offering, and so therefore virtually all of the liquidity available for future expansion will come from the unallocated portion of the proceeds from this offering.
18. The Risk Factors section is very long, and many of the risk factors include a significant amount of detail. In fact, many of the risk factors include extensive and verbatim duplication of disclosure included in separate sections. Please revise the risk factors throughout this section so that they briefly describe the risk that an investor would face from investing in your securities, provides information sufficient to place the risk in context and explains the likelihood of the risk occurring and the potential impact of the risk. To the extent that a risk is discussed in more detail elsewhere in the document, consider summarizing the overall impact of the risk in this section and providing a cross-reference to the more detailed discussion in the body of the prospectus. For example, when discussing your litigation exposure, please summarize the number of cases, and the extent of the litigation risk rather than provide summaries of all the cases.
19. Many of your risk factors and their headings warn that the particular risk might have a "material adverse effect" upon your business or operations. The term "material adverse effect" is imprecise and should not be used when the likely effect of a particular risk is fairly predictable. Also, the connection between the specific effects of a risk should clarify how this would affect the value of investors` shares of Advance America, as that is the particular effect of any risk that is most important to the investor. For example, the likely effect of a flaw in your correspondent banks approval process would be an increase in delinquencies and therefore an increase in loan loss charges and a decline in revenue, which might reduce your earnings and therefore harm your share price. Please review all the risk factors to limit your use of the term "material adverse effect" to those situations where the likely impact of a particular risk is not readily ascertainable.
20. The Risk Factors section should present those risks that an investor would face by investing in your company, rather than generic risks that would apply if they invested in any company`s securities. For example, any company`s results would be impacted by declines in the economic conditions in their main markets. Also, all public companies must comply with the Sarbanes Oxley Act, face the risk that analysts might fail to follow their stock or issue unfavorable research, might find their insurance is inadequate and might find that their shares decline in value. Please revise these risk factors so that their specifically address why management believes that these factors present particular risks to an investment in Advance American and its shares. For example, what are your current insurance coverage levels, and how much of your expected losses under workman`s
compensation an other expenses do you "self insure?"   If you are not
able to describe specific reasons that management believes that these risks are unique and material to an investment in your shares, consider removing the risk factors as discussions of generic risks. The payday cash advance services industry is highly regulated under state law - page 10
21. The discussion of the overall risk due to the regulatory environment that your company and industry faces should be separated, and discussed under separate headings, from your discussion of the discrete risk to your operations and earnings from the actions by the State of Georgia and your subsequent decision to suspend operations in the state. Please add a separate risk factor that discusses the specific risks associated with the regulatory developments in Georgia. Also, please add disclosure regarding the actions by the Attorney General of North Carolina that commenced in August 2004 to an appropriate portion of your revised disclosure.

Competition in the retail financial services industry... - page 17
22. Revise the discussion of market competition to separate out the risks presented by the fact Republic Bank and Trust has other relations with ACE Cash Express and the fact that this can cost you business.
I`m not really sure about this one. It is lopped into a more general risk, but it doesn`t, by itself appear to be worth expanding the RF section, which is already close to 20 pages long.

If the lending banks` payday cash advance approval process... - page
18
23. Please revise the heading for this risk factor and the accompanying text to clarify that you retain a significant amount of the credit risk for loans made under the agency model.

Customers` personal checks are often returned unpaid... - page 18
24. Revise this risk factor to note the size of your losses on accounts where the customer`s check is returned for insufficient funds.
25. Revise the heading to this risk factor to clarify how the fact that your customers` deposited checks are returned affects your operations and earnings.

Being a public company will increase our financial reporting costs...
- page 23
26. The Risk Factors section should highlight risks from the perspective of the investor. It would appear that a determination by your auditor that your financial reporting and controls contained a "significant deficiency" would be very important to an investor. Please move this risk factor so that it is discussed at the beginning of the Risk Factors section and revise the heading so that it highlights the risk that you internal controls are in need of improvement.
27. Please supplementally tell us how the significant deficiency in internal controls impacted the auditor`s ability to complete their audit of your financial statements.
We expect our costs to increase... - page 25
28. Expand this risk factor to clarify the extent to which you expect your costs to increase. The investor should be able to understand the sources of your increased costs, the likelihood that costs will increase and the effect of those increases. If you do not have specific reason to believe that your costs will increase, so state, and consider removing this risk factor. Also, to the extent that you do have specific reason to believe that your costs will escalate in the future, please differentiate between known cost increases and increases that you believe are possible but are not the result of your growth plans or this offering.

Our operating history has no bearing on future profitability... - page 25
29. Please revise this risk factor to clarify why you believe your prior operating history will not be indicative of your future results. Do you plan to undertake new lines of business? Have your operations changed dramatically in the intervening time? If you are not able to point to specific reasons to support this risk factor, please remove it, as it reflects a general risk that your results in the future may suffer.

Dividend Policy - page 31
30. We note your disclosure regarding your distributions that have been made, or will occur prior to the offering. We also note that you have a significant amount of restricted cash held by your subsidiaries. Please identify the amount that you would be able to pay in dividends without running afoul of either state law or your debt covenants.
31. Please revise to clarify whether the dividends paid in July 2004 consisted solely of amounts necessary for existing stockholders to make tax payments on the income earned while you were an S corporation or if they also include an ordinary dividend as well. If dividend consists of both, please revise to quantify the portion that pertains to tax payments.
Slight overlap with general comment.

Dilution - page 33
32. Revise your disclosure in this section to note the amount of dilution that shareholders will experience if the underwriter`s over-allotment is exercised and the selling shareholders use their shares to meet the requirements of the underwriters on both a pro-rata basis and if their shares are the only ones used to meet the over-allotment option.

Selected Consolidated Financial Information - page 34
33. Please revise to disclose cash dividends per common share as required by Item 301(b)(2) of Regulation S-K.
34. Please revise the table on page 35 to indicate that both the per share data and other financial data are not presented in thousands.
35. Please expand your discussion in footnote 2 of the table on page 35 to explain the tax rate assumptions used in your pro forma income tax expense calculations.
36. Footnote 1 to your table on page 35 seems to indicate that prior to October 1, 2001, you were operating as a C corporation.
Therefore, it is unclear why pro forma income tax expense information would be necessary for the years ended December 31, 1999, 2000, and the first 10 months of 2001. Please revise accordingly.

Management`s Discussion and Results of Financial Condition - page 36

Overview - page 36
37. In the Commission`s recent interpretive release regarding Management`s Discussion and Analysis (Release No. 33-8350) the Commission encouraged companies to provide an overview section that would prepare the reader to understand the more detailed discussion of the company`s operations and management`s view of the likely future course of the company`s business. In particular, the overview provided management with the opportunity to identify the key metrics or other performance measures that management itself monitors in evaluating the company`s results. The disclosure should explain what the metric measures, how management uses the metric and what effects changes in the metric would have on your operations, risk or other factors. Please revise this section to note the main metrics that your management uses to monitor your performance. We note your disclosure in the Business section regarding your electronic system that permits regional and corporate managers to collect and monitor unit level and aggregate performance.
38. Please clarify the amount of the percentage of the banks fees that each of your correspondent bank places at risk before Advance America becomes liable for credit losses under the agency model.
39. We note your disclosure of the range of percentages that determine the amount of losses that each bank must absorb under the agency model. Please revise this section and all other sections where you include this discussion to include the overall aggregate percentage that your bank correspondents must absorb.
40. Please revise the percentages provided in the first full paragraph on page 37 so that the percentage of your revenues generated from the standard and agency business models are either expressed as a percentage of gross revenues or take into account the provision for doubtful accounts and agency bank losses in the numerator of the ratio. When combined together, the percentage of your business generated from the standard business model combined with the percentage of your business generated from the agency business model should total 100%.
41. Please revise your discussion of the provision for doubtful accounts and agency bank losses on page 37 and throughout the filing to clarify why you would need to record a provision for losses that the lending bank is contractually obligated for.
42. Please revise the last paragraph on page 38 and Note 1 of your consolidated financial statements on page F-8 to clarify whether you have one or more special purpose entities.

Prior S Corporation Status - page 39
43. Please revise to describe and quantify the impact that converting to a C corporation will have on your future results of operations, financial condition and cash flows.

Discussion of Critical Accounting Policies and Estimates - page 40
44. Please refer to Section V of Release 33-8350/34-48960 and revise this section to address the following for each critical accounting policy:

* Specifically identify why each policy is considered critical by management.
* Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.
* Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.
* Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Results of Operations - page 43
45. You are opening new stores and expanding your business while closing stores as well. Please revise your discussions of results of operations to discuss known trends, including an assessment of whether these trends will have, or are reasonably likely to have, a material impact on the company`s liquidity, capital resources or results of operations. Refer to Section III.B of Release 33-8350/34-48960.
46. Please revise your revenue analysis on page 44 to quantify the effect of each factor that impacted your provision for doubtful accounts and agency bank losses.
47. Please revise your discussion of other center expenses for all periods presented to disclose the most significant components as well as quantify and analyze the trends associated with each of these components.
48. Please revise your discussion of lending bank contract termination expense on page 46 to disclose why the contract was terminated and to describe the expected future impact of this contract termination upon your future results of operations, financial condition, liquidity, and capital resources.

Results of Operations: Six Months Ended June 30, 2004 - page 43
49. Please expand your discussion of the impact of the decision to suspend operations in Georgia in the first half of 2004. In particular, please note the changes in your provisions for loan losses, the decline in expected revenues and management`s view of the longer-term effect if your suspension of operations proves to be longer lasting.
50. We note that your revenue from both mature stores and from newer stores have increased over all periods. Please expand the discussion to clarify whether you believe that the increase in revenue was the result of larger transaction volume, larger loan amounts or higher fees and include supporting disclosure.

Results of Operations: Year Ended December 31, 2003 - page 47
51. The Management`s Discussion provides management with the opportunity to explain the reasons for changes in your results and to alert investors to reasons that results might change further in the coming periods. We note that in 2003 your earnings for recently opened stores, stores opened since 2000, had increased dramatically. Does this represent the maturation of these centers or simply added growth in new markets? The investor should be able to understand the reasons for changes in your operating results. Also, since you stated that centers tend to reach full maturity in 24 months, why do you continue to track the performance of stores opened since 2000?
We note that at least a third of those stores, the ones opened in 2000-2001, would have reached maturity at the beginning of 2003.

Liquidity and Capital Resources - page 53
52. Revise your discussion of your cash holdings to note how much of those amounts represent cash that is restricted under either capital requirements or under your debt requirements.

Contractual Cash Commitments - page 57
53. It does not appear that your table of contractual cash obligations includes the cost of contractors working on the major upgrade to your Advantage software, as discussed on page 75. Please revise to include those payments, or supplementally tell us why this cost is not a contractual obligation.
54. Please revise to include a footnote that clarifies your intent to terminate the airplane leases and acquire two airplanes from Mr. Johnson, a related party, concurrent with the closing of this offering (as discussed on page 97). Your revised disclosure should include all significant terms of this commitment, including the proposed purchase price.
55. Revise to describe and discuss the potential impact of the cross default triggers on your credit facility agreement. Refer to Section IV.C of Release 33-8350/34-48960.

Our credit facility - page 58
56. Please indicate when the determination as to the rate that you will pay on your credit facility is made. Do you choose the rate at the time you have a draw down on the credit facility, or at some other time? Also, please indicate, as of the end of the stub period, what percentage of your outstanding advances are held in using the "base rate" or in LIBOR based rates. Also, please clarify whether the "base rate" denominated debt is variable, and if so the repricing periods.
57. Revise this section or the Business section to describe how you fund your payday loans. When do you draw down funding from your line of credit? Do you aggregate your loans and repayments and only draw down or repay your net liquidity positions? The investor should be able to readily understand how your funding practices match your funding needs coming from your lending operations.
Business - page 62
58. We note your disclosure regarding the average age, income and homeownership of your payday borrowers. We also note your disclosure that you have more than 4% of your borrowers fail to pay and you are forced to deposit their checks. Please revise this section to disclose the average credit or FICO score for your borrowers.
59. Both in this section and in the Management`s Discussion and analysis, we are not able to find information on the current average size of your fees. In particular, we are unable to find information as to changes in your fee structure, particularly in response to growing competition, or information as to the variability of fees depending on the size of the payday loan or the creditworthiness of the borrower. Please revise this section or the Management`s Discussion to discuss the types of fees, the average size of the fees that you charge and any changes in your fee structure over the past three year period.
60. Please revise to describe in detail the organizational structure of the company and its subsidiaries. Describe how the company uses its primary subsidiaries to provide its products to customers.

Competitive Strengths - page 64
61. Revise this section to identify the cost of your Government
Affairs operations in each of the last 2 years and the stub period.

Our Payday Cash Advance Services - page 66
62. We note your discussion in the second paragraph on page 66 that mentions your credit loses in 2003. Please clarify the impact, in terms of charge offs and credit losses, of your 4.4% of your customers who failed to make payments before you deposited their checks. Also, since we note that more than 80% of your deposited checks are returned, please clarify what you mean by "ultimately
collected."   It would appear that more than half this "collected"
amounts would come from checks that were, at least initially, returned.
63. Provide a description of how your payday loans are conducted, including the flow of information and cash under both of your business models.
64. Expand your discussion to fully describe the separation of risks, fees and obligations under your agency business model.

Principal and Selling Stockholders - page 93
65. Please confirm that none of the selling shareholders are, or are affiliates of, a registered broker dealer.

Certain Relationships and Related Party Transactions - page 97
66. Please identify whether the unaffiliated members of the board will approve the sales price for the purchase of the headquarters building from the related parties. Also, please identify whether the disinterested members of the board will utilize any safeguards to ensure that the company`s interests are served in the purchase of the building.
67. Please identify any review by the board or other safeguards used in purchasing Aircraft or aircraft use from Wyoming Associates or other groups controlled by related parties.

Description of Certain Indebtedness - page 106
68. The use of the term "certain" in the heading implies knowledge of your indebtedness on the part of the reader. Please revise the heading to eliminate the term certain and to provide enough information to clarify which indebtedness this section discusses.
69. Please revise your bullet pointed disclosure regarding the main covenants under your Credit Facility to fully disclose the various ratios, financial targets and capitalization levels required under the agreement. Similarly, fully explain the minimum targets that you must meet in order to pay dividends.

Consolidated Financial Statements - page F-1

General
70. Please revise the titles on each page of the consolidated financial statements and corresponding notes to indicate that the period as of and for the six months ended June 30, 2003 is unaudited.

Consolidated Balance Sheets - page F-3
71. Please supplementally provide us with your detailed analysis under EITF 95-22 and EITF Topic D-23 that supports your classification of the revolving credit facility as a long-term liability.

Consolidated Statements of Income - page F-4
72. It is unclear why pro forma income tax expense information would be necessary for the first 10 months of 2001 since you were already a C corporation during that time period. Please revise accordingly.
73. Please revise your income statement caption to delete the "center operating income". The caption could be reworded to indicate that it reflects a measure of center profitability such as "center gross profit" or "center gross margin".
74. Please revise to disaggregate interest expense and interest income and disclose them separately on the face of the income statement. Refer to Rule 5-03 (b)(7) and (9).

Note 1. Description of Business and Significant Accounting Policies - page F-8
75. You disclose on page 38 that you have closed 97 stores between fiscal 2001 through the period ended June 30, 2004. Please revise to disclose your accounting policies for accruing for store closure costs. Include moving costs, severance payments, and lease termination costs.
76. Please revise your discussion of the allowance for doubtful accounts and accrual for excess bank losses to clarify how your allowance and charge-off policies apply to non-sufficient funds checks.
77. As a related matter, please revise your discussion of the allowance for doubtful accounts and accrual for excess bank losses to more fully explain your policies for recording a provision for doubtful accounts and the methodologies used to determine each component of your allowance.
78. Please revise your discussion of internally developed software costs to clarify the types of costs capitalized and to explain when you capitalize costs of developing and obtaining software for internal use.
79. Please revise your discussion of income taxes on page F-11 to clarify the periods and types of taxes that you accounted for under the asset and liability method.
80. Please revise the table on page F-12 to indicate whether the stock-based compensation expense is net of tax.
81. Please revise to clarify that compensation expense under the fair value method is being subtracted from net income plus compensation expense as reported to arrive at the pro-forma net income figures.
82. Supplementally please tell us how you determined that your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with that standard.
83. Please revise the first paragraph of your discussion of recently issued accounting pronouncements on page F-14 to clarify your disclosures surrounding the effective dates of SFAS 150.

Note 3. Processing, Marketing and Servicing Arrangements - page F-16
84. Please revise to clarify that under the agency business model, you could be exposed to losses in the amount of the unpaid principal amount of the advance and a portion of the fees and interest charged by the lending bank to their customers.
85. Please revise to describe the extent of processing, marketing and servicing you provide to the lending banks.

Note 9.  Revolving Credit Facility and Long-Term Debt - page F-19
86. Your risk factor on page 21 discloses that your credit facility includes cross default triggers. Please revise your footnote to disclose that your credit facility and long-term debt agreements include cross-default provisions where an event of default could cause all amounts outstanding on other debt arrangements to become due and payable at the same time.
87. Please revise to clarify whether your letters of credit are commercial letters of credit not subject to the provisions of FIN 45 or whether they are standby letters of credit. If they are standby letters of credit, please revise to provide the disclosures required by paragraph 13 of FIN 45.
88. Please supplementally tell us whether the holders of the National Cash Advance subordinated debt, the stock repurchase subordinated debt, and the notes payable to shareholders were provided with any fees, options, warrants, or other such type of consideration in exchange for agreeing to amend the debt agreement in September 2002 to extend the maturity date and increase the interest rate. If any such consideration was provided, please supplementally tell us how you accounted for that consideration.
89. As a related matter, please supplementally provide us with your analysis under EITF 96-19 as to whether the September 2002 modification of terms associated with the National Cash Advance subordinated debt, stock repurchase subordinated debt, and the notes payable to shareholders should be considered a substantial modification of debt.

Note 10. Income Taxes - page F-23
90. Please revise to include a reconciliation of a) the reported amount of income tax expense attributable to continuing operations for the year to b) the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to paragraph 47 of SFAS 109.
91. Please revise to explain the tax rate assumptions used in your pro-forma income tax expense calculations.

Note 12.  Commitments and Contingencies - page F-24
92. For each matter that you have disclosed in Note 12, please revise to disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Exhibits
93. We note that you intend to file most of the exhibits in a future amendment. Please file the exhibits as soon as possible. The staff will review and possibly comment once those documents are filed. A delay in filing such documents may result in additional pre-effective amendment(s).

*	*	*

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Lisa Haynes, Staff Accountant, at (202) 824-5398 or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor, Staff Attorney, at (202) 942-1974 or me at (202) 942-2889 any other questions regarding this review.


						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Via US MAIL AND FACSIMILE: (917) 777-2896
Susan J. Sutherland, Esq.
Adam Waitman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Advance America, Cash Advance Centers, Inc.
William M. Webster, IV CEO
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